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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                         ------------------------------

                             GALILEO TECHNOLOGY LTD.
                                (Name of Issuer)

ORDINARY SHARES, PAR VALUE 0.01 NEW ISRAELI SHEKELS               M47298100
          (Title of class of securities)                        (CUSIP number)

                                 YAAKOV SHIMONI
                              26 BEN ZAKKAI STREET
                            BNEI BRAK, 51482, ISRAEL
                               011-972-3-619-3455
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                OCTOBER 16, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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NY2:\974873\03\47312.0006
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    CUSIP No. M47298100                                         13D                  Page 2 of 6 Pages
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    ------------------------    -------------------------------------------------------------------------------------------
    1                           NAME OF REPORTING PERSON                                                  Yaakov Shimoni


                                S.S. OR I.R.S. IDENTIFICATION NO.
                                OF ABOVE PERSON
    ------------------------    -------------------------------------------------------------------------------------------
    2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                            (a)    [  ]
                                                                                                             (b)    [  ]
    ------------------------    -------------------------------------------------------------------------------------------
    3                           SEC USE ONLY
    ------------------------    -------------------------------------------------------------------------------------------
    4                           SOURCE OF FUNDS:                                                             Not Applicable
    ------------------------    -------------------------------------------------------------------------------------------
    5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                PURSUANT TO ITEM 2(d) OR 2(e):                                                    [  ]
    ------------------------    -------------------------------------------------------------------------------------------
    6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                      Israel
    ------------------------    -------------------------------------------------------------------------------------------
           NUMBER OF            7                   SOLE VOTING POWER:                                     0
            SHARES
                                ----------------    -----------------------------------------------------------------------
         BENEFICIALLY           8                   SHARED VOTING POWER:                              10,191,978
           OWNED BY
                                ----------------    -----------------------------------------------------------------------
             EACH               9                   SOLE DISPOSITIVE POWER:                                0
           REPORTING
                                ----------------    -----------------------------------------------------------------------
          PERSON WITH           10                  SHARED DISPOSITIVE POWER:                              0

    ------------------------    -------------------------------------------------------------------------------------------
    11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                PERSON:                                                              10,191,978
    ------------------------    -------------------------------------------------------------------------------------------
    12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                CERTAIN SHARES:                                                                        [_]
    ------------------------    -------------------------------------------------------------------------------------------
    13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            23.7%
    ------------------------    -------------------------------------------------------------------------------------------
    14                          TYPE OF REPORTING PERSON:                              IN
    ------------------------    -------------------------------------------------------------------------------------------


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ITEM 1.           SECURITY AND ISSUER.

                  This Statement on Schedule 13D (this "Statement") relates to Ordinary Shares, par value 0.01 New Israeli Shekels per share (the "Issuer Shares"), of Galileo Technology Ltd., a corporation formed under the laws of the State of Israel (the "Company"). The principal executive offices of the Company are located at Moshav Manof, D.N. Misgaf 20184, Israel.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f). This Statement is being filed by Yaakov Shimoni (the "Reporting Person"). The residential address of the Reporting Person is 26 Ben Zakkai Street, Bnei Brak, 51482, Israel. The Reporting Person is an independent arbitrator and a citizen of Israel.

                  (d) and (e). During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As described in greater detail in Item 4 below, pursuant to the Proxies (as defined below) the Reporting Person was granted proxies to vote 10,191,978 Issuer Shares (the "Proxy Shares") in connection with the Merger Agreement (as defined below). The Reporting Person did not pay any consideration in respect of the Proxies or the Proxy Shares.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  On October 16, 2000 the Company, Marvell Technology Group Ltd., a Bermuda corporation ("Marvell"), and Toshack Acquisitions Ltd., an Israeli corporation and wholly-owned subsidiary of Marvell ("Acquisition"), entered into an Agreement of Merger (the "Merger Agreement") which provides for the merger of Acquisition with and into the Company, with the Company becoming a wholly-owned subsidiary of Marvell, upon the terms and subject to the conditions contained in the Merger Agreement (the "Merger"). Concurrently with the execution and delivery of the Merger Agreement, and as an inducement for Marvell to enter into the Merger Agreement, Avigdor Willenz (the Chairman and Chief Executive Officer of the Company) and Manuel Alba (a director of the Company and President of the Company's U.S. subsidiary) each executed and delivered an Irrevocable Proxy in the form attached as an exhibit to this Statement (the "Proxies"). Pursuant to the Proxies, each of Messrs. Willenz and Alba severally irrevocably appointed the Reporting Person as his attorney and proxy, with full power of substitution and resubstitution, to, at any time during the Proxy Period (as defined below), vote all of his Subject Securities (as defined below)
(i) in favor of the Merger and the other related transactions, the adoption and approval of the terms of the Merger Agreement and in favor of the transactions and each of the other actions contemplated by the Merger Agreement and the Merger, and (ii) against any Acquisition Proposal (as defined below) and any related transaction or agreement.

                  Messrs. Willenz and Alba remain entitled to vote the Subject Securities on all other matters.

                  Except as set forth above, the Reporting Person has no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

                  As used herein, the following capitalized terms have the meanings respectively ascribed to them below:

                  "Acquisition Proposal" means, other than the Merger, any proposal or inquiry that constitutes, or may reasonably be expected to lead to an Acquisition Transaction. The term "Acquisition Transaction" means any acquisition or purchase of a substantial amount of assets of, or any equity interest in, the Company, or any merger, consolidation, business combination, amalgamation, arrangement, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any of its subsidiaries or any other material corporate transactions the consummation of which would, or could reasonably be expected to, impede, interfere with, prevent or materially delay the Merger.

                  "Proxy Period" means the period beginning on October 16, 2000 and ending on the earlier of (i) the date upon which the Merger Agreement is validly terminated and (ii) the date upon which the Merger becomes effective.


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                  "Subject Securities" means, with respect to each of Messrs.
Willenz and Alba, (i) all issued and outstanding Issuer Shares owned of record by such person on October 16, 2000 and (ii) any and all other Issuer Shares which such person may acquire beneficially or of record after October 16, 2000.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date of this Statement, by virtue of the Proxies the Reporting Person may be deemed to beneficially own 10,191,978 Issuer Shares, representing approximately 23.7% of the issued and outstanding Issuer Shares. The Reporting Person disclaims beneficial ownership of such Issuer Shares for all purposes other than as provided pursuant to the Proxies.

                  (b) See the information set forth in Item 4 above. By virtue of the Proxies, the Reporting Person has shared power to vote or direct the vote of 10,191,978 Issuer Shares. The Reporting Person's power to vote or to direct the vote is shared with Avigdor Willenz with respect to 8,806,478 of such Issuer Shares and with Manuel Alba with respect to 1,385,500 of such Issuer Shares.

                  (c) Except as set forth in this Statement, no transactions in Issuer Shares were effected by the Reporting Person during the past 60 days.

                  (d) Avigdor Willenz (as to 8,806,478 of the Proxy Shares) and Manuel Alba (as to 1,385,500 of the Proxy Shares) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Proxy Shares.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except for the Proxies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any Issuer Shares, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The following Exhibit is filed herewith:

                  1.       Form of Irrevocable Proxy



            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]



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                                   SIGNATURES



                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                             Dated:   October 25, 2000

                                             /s/ Yaakov Shimoni
                                             ----------------------


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                                  EXHIBIT INDEX



EXHIBIT NO.          DESCRIPTION
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     1.              Form of Irrevocable Proxy